SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RETALIX LTD.
(Name of Subject Company (Issuer))

RONEX HOLDINGS, LIMITED PARTNERSHIP
RONEX HOLDINGS LTD.
FIMI OPPORTUNITY 2005 LTD
FIMI IV 2007 LTD.
ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI HOLDINGS LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

Ishay Davidi
Ronex Holdings, Limited Partnership
Rubinstein House, 37 Menahem Begin Rd., Tel-Aviv 67137, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven J. Glusband, Esq.	Sharon Amir, Adv.
Carter Ledyard & Milburn LLP	Naschitz, Brandes & Co.
2 Wall Street	5 Tuval Street
New York, New York 10005	Tel-Aviv 67897, Israel
Telephone: 212-238-8605	Telephone: +972-3-623-5000

CALCULATION OF FILING FEE

Transaction	Amount of Filing
Valuation*	Fee*
N/A	N/A

*	Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

IMPORTANT NOTICE

THE FOLLOWING COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF RETALIX LTD. THE POSSIBLE TENDER OFFER THAT IS DESCRIBED IN THE FOLLOWING COMMUNICATION HAS NOT YET COMMENCED. ONCE A TENDER OFFER COMMENCES, IF AT ALL, RONEX HOLDINGS, LIMITED PARTNERSHIP WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE ISRAELI SECURITIES AUTHORITY (ISA). SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE TENDER OFFER STATEMENT AND OTHER RELATED DOCUMENTS, IF AND WHEN THEY ARE FILED, WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT http://www.sec.gov AND ON THE ISA’S WEBSITE AT http://www.magna.isa.gov.il, OR BY WRITING TO RONEX HOLDINGS, LIMITED PARTNERSHIP AT RUBINSTEIN HOUSE, 37 MENAHEM BEGIN RD., TEL-AVIV 67137, ISRAEL. RETALIX LTD. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

On January 14, 2009, Retalix Ltd. (“Retalix”) filed an immediate report (in Hebrew) with the Israeli Securities Authority and the Tel Aviv Stock Exchange (the “Report”). In the Report, Retalix stated that it had received a letter from Ronex Holdings, Limited Partnership (“Ronex”) stating:

2

1.     Ronex intends to commence a tender offer to purchase up to 2,038,977 ordinary shares of Retalix Ltd. at a price of US$ 6.00 per share.

2.     The tender offer is intended be launched in the next few days.

3.     The number of shares proposed to be purchased in the tender offer represents up to 10% of the Company’s outstanding ordinary shares.

If the tender offer is commenced and the maximum number of shares is purchased, Ronex would own approximately 25.8% of the outstanding ordinary shares of Retalix.

There is no assurance that such a tender offer will take place.